SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 12b-25

                           NOTIFICATION OF LATE FILING

        X Form 10-K ___Form 20-F ___Form 11-K ___Form 10-Q ___Form N-SAR
      ----

                         Commission file number 0-11695
                                                -------

                           Apex Resources Group, Inc.
                           --------------------------
                             Full Name of Registrant

                                       N/A
                            Former Name of Registrant

                          610 - 800 West Pender Street
                          ----------------------------
           Address of Principle Executive Offices (street and number)

                            Vancouver, Canada V6C 2V6
                            -------------------------
                            City, State and Zip Code

Part II - Rules 12b-25 (b) and (c)

If the subject could be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check if appropriate).

 X       (a)   The reasons  described in  reasonable  detail in Part III of this
----           form  could  not be  eliminated  without  unreasonable  effort of expense;

 X       (b)   The subject annual report,  semi-annual report, transition report
----           on Form  10-K,  Form  20-F,  Form 11-K,  Form  N-SAR,  or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c)   The  accountant's  statements or other  exhibit  required by Rule
----           12b-25 (c) has been ---- attached if applicable.


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Part III - Narrative

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10- QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The annual report of the registrant on Form 10-KSB could not be filed because management requires additional time to compile and verify the data required to be included in the report. The report will be filed within fifteen calendar days of the date the original report was due.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

         John M. Hickey            (604)                      669-2723
         -------------------       ------------------         ------------------
         Name                      Area Code                  Telephone Number

(2) Have all other reports required under Section 13 or 15 (b) of the Securities and Exchange Act of 1934 or Section 30 or the Investments Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports been filed? If answer is no, identify report(s).

           X   Yes               No
         -----             -----
(3) Is it anticipated that significant changes in results of operations from the corresponding period of the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof.

                Yes          X   No
         -----             -----


                           Apex Resources Group, Inc.
                           --------------------------
                  (Name of Registrant as Specified in Charter)

         has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



         Date: September 30, 2004              By: /s/ John M. Hickey
                                                   -----------------------------
                                                   John M. Hickey, President



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